Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
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Dallas, Texas 75201-2784
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jmcfall@fulbright.com	Telephone:	(214) 855-8000
Direct Dial: (214) 855-8015	Facsimile:	(214) 855-8200
July 6, 2006
VIA EDGAR TRANSMISSION AND FEDEX
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motient Corporation
Schedule 14A filed July 5, 2006 by Motient Corporation
Form 8-K filed June 26, 2006 by Motient Corporation
Schedule 14A filed June 22, 2006 by Motient Corporation
Definitive Proxy Statement filed June 15, 2006 by Motient Corporation
File Number: 000-23044

Dear Ms. Murphy:
          This letter is to follow-up on our telephone conference earlier today. As you know, our firm represents Highland Capital Management, L.P. (“Highland”), in connection with its interest as a stockholder of Motient Corporation (“Motient”). Highland and Motient management are currently engaged in a proxy contest in connection with the election of directors and certain other proposals to be acted on at Motient’s Annual Meeting of Stockholders on July 12, 2006. In connection with the proxy contest, both Highland and Motient have filed definitive proxy statements and other written proxy solicitation materials with the Commission.
          On or about July 1, 2006, Institutional Shareholder Services (“ISS”) issued certain recommendations relating to the proxy contest which included a recommendation that two of Highland’s director nominees be elected to what would be a six member board of directors. ISS stated that Highland had not met ISS’ higher burden of proof criteria, in terms of having a detailed strategy for Motient, required for board control. However, ISS also stated that ISS feels that Motient has had corporate governance issues as indicated by selective stock repurchases, granting of options at below market price to board members and related party transactions. Thus, ISS believes that Motient would benefit from greater oversight by outside and independent directors who have a vested stake in Motient. Specifically, ISS made the following voting recommendations:
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio
Dubai • Hong Kong • London • Munich • Riyadh

Ms. Celeste M. Murphy
July 6, 2006

          1. Motient management’s white proxy card: DO NOT VOTE
          2. Highland’s gold proxy card:
•	WITHHOLD votes for Highland nominees Eugene E. Sekulow, David R. Van Valkenburg, John J. Ray, III and Jeffrey E. Ginsberg;

•	vote FOR Highland nominees Charles Maynard and Niles K. Chura;

•	vote FOR Motient management’s proposal to ratify the appointment of Friedman LLP as Motient’s auditors;

•	vote AGAINST Motient management’s proposal to approve the 2006 Motient Corporation Equity Incentive Plan, which plan ISS deemed too costly to stockholders;

•	vote FOR Motient management’s proposal to amend the Motient Articles of Incorporation to remove the prohibition against issuance of non-voting stock;

•	vote AGAINST Highland’s proposal to amend the Motient bylaws to change the number of directors on the Motient Board to eight, ISS’s rationale being that increasing the board size would reduce the impact that two Highland director nominees might have on board decisions;

•	vote AGAINST Highland’s proposal regarding election of additional directors to fill vacancies from increased board size;

•	vote AGAINST Highland’s proposal to repeal amendments to the Motient bylaws made by the Motient board prior to the annual meeting; and

•	vote AGAINST Highland’s proposal to provide for the order of voting on Highland’s proposals.
          On July 5, 2006, Motient filed a Schedule 14A with the Commission which included a press release we consider to be misleading in that it incorrectly creates the impression that the ISS recommendation unequivocally favors Motient. Specifically, among other things, the press release fails to acknowledge the corporate governance issues noted by ISS or that ISS recommends that Motient stockholders vote the Highland proxy card and elect two Highland nominees.
          In addition to Motient’s statements regarding the ISS recommendation, over the past few months Highland has become concerned that Motient has made other statements in its filings with the Commission which we consider to be misleading and which directly or indirectly

Ms. Celeste M. Murphy
July 6, 2006

impugn character, integrity or reputation without factual foundation. Such statements include, but are not limited to, the following:
          1. The following statements from Motient’s Investor Presentation filed under cover of a Form 8-K on June 26, 2006 (on page 31):
•	“Highland frequently utilizes costly litigation to wear down its adversaries.”

•	“Highland’s lawsuits seek to enrich itself at the expense of other shareholders.”
          2. The following statements from Motient’s Schedule 14A filed on June 22, 2006 (on pages 1 and 2):
•	“We caution you NOT TO RELY on the analysis and related valuations that have been circulated by Highland Capital Management LP, a highly litigious group of hedge funds led by James Dondero.”

•	“Highland has also initiated a series of litigations designed to enrich himself at the expense of the Company’s other shareholders.”
          3. The following statements from Motient’s Definitive Proxy Statement filed on June 15, 2006 (on page 6):
•	“Mr. Dondero has waged a litigation battle against your Company that seeks to benefit him and his affiliates at the expense of the rest of our stockholders. To date, this litigation has cost the Company in excess of $1 million in legal fees. Dondero’s battle against Motient appears to us to be consistent with Mr. Dondero’s history of using litigation as a tool to attack companies ...”

Ms. Celeste M. Murphy
July 6, 2006

          These objectionable statements are not characterized by Motient as assertions of Motient’s opinions or beliefs and are unsupported. More important, Highland believes that these statements regarding Highland and Mr. Dondero are untrue and impugn character because they incorrectly (1) characterize Highland and Mr. Dondero as “highly litigious,” (2) state that litigation was designed to enrich Highland at the expense of Motient stockholders and (3) state that Highland has a history of using litigation as a tool to attack companies, which statement implies that Highland files numerous frivolous lawsuits. By way of background, we understand from Highland that since being founded in 1993, Highland has been involved in approximately 50 lawsuits, largely due to Highland’s investments in distressed situations. These kinds of lawsuits are common in Highland’s industry.
          Please do not hesitate to contact the undersigned at (214) 855-8015 or Kevin Ciavarra, General Counsel of Highland, at 972-628-4178 if you have any questions or comments.

Sincerely yours, /s/ Jeffrey S. McFall Jeffrey S. McFall

JSM/cw
Mr. Kevin Ciavarra
Highland Capital Management, L.P.
Ms. Harva R. Dockery
Fulbright & Jaworski L.L.P.